

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

William C. Marsh
Emclaire Financial Corp.
President and Chief Executive Officer
612 Main Street
Emlenton, PA 16373

  Re: Emclaire Financial Corp.
    Annual Report on Form 10-K for the fiscal year ended December 31, 2009
    Quarterly Report on Form 10-Q for the quarter ended September 30, 2010
    File No. 000-18464

Dear Mr. Marsh:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Mark Webb
       Legal Branch Chief